Exhibit 99.5

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements

September 30, 2012

The information contained in these financial statements constitutes a translation of the financial statements published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Somekh Chaikin KPMG Millennium Tower 17 Ha’Arbaa Street, P.O. Box 609 Tel Aviv 61006	Telephone Fax Internet	03 684 8000 03 684 8444 www.kpmg.co.il

Review Report to the Shareholders of D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (hereinafter- “the Company”) comprising the condensed interim statement of financial position as of September 30, 2012 and the condensed interim statements of operations, comprehensive income, changes in equity and cash flows for the nine and three month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of these interim financial information in accordance with IAS 34 “Interim Financial Reporting”, and are also responsible for the preparation of financial information for these interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of Review

We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the abovementioned interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial condition of the Company.

Somekh Chaikin
Certified Public Accountants (Isr.)

October 30, 2012

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Financial Position as at

	September 30, 2012	September 30, 2011	December 31, 2011
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Assets
Cash and cash equivalents	-	-	13,325
Trade receivables	166,961	163,548	159,596
Other receivables	3,416	11,919	8,020
Total current assets	170,377	175,467	180,941

Broadcasting rights, net of rights exercised	362,793	317,341	330,572
Property, plant and equipment, net	736,498	663,493	675,954
Intangible assets, net	99,530	99,610	94,227
Total non-current assets	1,198,821	1,080,444	1,100,753

Total assets	1,369,198	1,255,911	1,281,694

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Financial Position as at

	September 30, 2012	September 30, 2011		December 31, 2011
	(Unaudited)	(Unaudited)		(Audited)
	NIS thousands	NIS thousands		NIS thousands
Liabilities
Borrowings from banks	84,097	75,918		85,998
Current maturities for debentures	90,611	57,605		57,494
Trade payables and service providers	394,316	394,430		409,298
Other payables	193,793	166,763	*	177,201 *
Provisions	35,906	88,019	*	40,647
Total current liabilities	798,723	782,735		770,638
Debentures	1,458,222	1,122,953		1,120,806
Bank loans	-	365,819		337,679
Loans from shareholders	3,008,207	2,598,608		2,677,916
Long-term trade payables	37,324	37,440		18,766
Employee benefits	6,182	6,570		6,171
Total non-current liabilities	4,509,935	4,131,390		4,161,338
Total liabilities	5,308,658	4,914,125		4,931,976
Capital deficit
Share capital	29	29		29
Share premium	85,557	85,557		85,557
Options	48,219	48,219		48,219
Capital reserves	1,537,271	1,537,271		1,537,271
Capital reserve for share-based payments	10,280	10,278		10,280
Accumulated deficit	(5,620,816)	(5,339,568)		(5,331,638)
Total capital deficit	(3,939,460)	(3,658,214)		(3,650,282)
Total liabilities and equity	1,369,198	1,255,911		1,281,694

David Efrati	Ron Eilon	Mickey Naiman
(Authorized to sign as chairman of the board)	CEO	CFO
(See Note 8)

Date of approval of the financial statements: October 30, 2012

* Reclassified

The attached notes are an integral part of these condensed interim financial statements.

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Income Statements

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	1,228,156	1,214,978	402,720	405,468	1,618,809
Cost of revenues	800,632	808,676	272,641	267,780	1,028,168
Gross profit	427,524	406,302	130,079	137,688	590,641
Selling and marketing expenses	135,152	111,968	40,060	37,171	152,737
General and administrative expenses	112,289	104,287	36,029	37,153	143,036
Operating profit	180,083	190,047	53,990	63,364	294,868
Financing expenses	139,240	139,592	52,988	42,941	168,991
Financing income	(1,587)	(10,927)	(740)	(474)	(23,163)
Financing expenses for shareholder loans	330,291	298,221	119,550	96,242	377,529
Financing expenses, net	467,944	426,886	171,798	138,709	523,357
Loss before income tax	(287,861)	(236,839)	(117,808)	(75,345)	(228,489)
Income tax	1,317	788	864	540	1,128
Loss for the period	(289,178)	(237,627)	(118,672)	(75,885)	(229,617)

Basic and diluted loss per share (NIS)	9,673	7,948	3,969	2,538	7,681

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Comprehensive Income

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Loss for the period	(289,178)	(237,627)	(118,672)	(75,885)	(229,617)
Other items of comprehensive income:
Actuarial profit (loss) from a defined benefit plan	-	-		-	(80)
Other comprehensive profit (loss) for the period	-	-		-	(80)
Total comprehensive loss for the period	(289,178)	(237,627)	(118,672)	(75,885)	(229,697)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the nine month period ended September 30, 2012 (unaudited)
Balance as at January 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(289,178)	(289,178)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period (unaudited)	-	-	-	-	-	(289,178)	(289,178)
Balance as at September 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,620,816)	(3,939,460)

For the nine month period ended September 30, 2011 (unaudited)
Balance as at January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,391	(5,101,941)	(3,421,474)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(237,627)	(237,627)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total other comprehensive loss for the period	-	-	-	-	-	(5,339,568)	(3,659,101)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	887	-	887
Balance as at September 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	9,990	(5,339,568)	(3,658,214)

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the three month period ended September 30, 2012 (unaudited)
Balance as at July 1, 2012 (audited)	29	85,557	48,219	1,537,271	10,280	(5,502,144)	(3,820,788)
Total comprehensive income for the period
Loss for the period	-	-	-	-	-	(118,672)	(118,672)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(118,672)	(118,672)
Balance as at September 30, 2012 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,620,816)	(3,939,460)

For the three month period ended September 30, 2011 (unaudited)
Balance as at July 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,990	(5,263,683)	(3,582,617)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(75,885)	(75,885)
Other comprehensive loss for the period	-	-	-	-	-	-	-
Total other comprehensive loss for the period	29	85,557	48,219	1,537,271	9,990	(5,339,568)	(3,658,502)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	288	-	288
Balance as at September 30, 2011 (unaudited)	29	85,557	48,219	1,537,271	10,278	(5,339,568)	(3,658,214)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2011 (audited)
Balance as at January 1, 2011 (audited)	29	85,557	48,219	1,537,271	9,931	(5,101,491)	(3,421,474)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(229,617)	(229,617)
Other comprehensive loss for the year	-	-	-	-	-	(80)	(80)
Total comprehensive loss for the year						(229,697)	(229,697)
Transactions with owners recognized directly in equity
Share-based payments	-	-	-	-	889	-	889
Balance as at December 31, 2011 (audited)	29	85,557	48,219	1,537,271	10,280	(5,331,638)	(3,650,282)

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Cash Flow

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from operating activities
Loss for the period	(289,178)	(237,627)	(118,672)	(75,885)	(229,617)
Adjustments
Depreciation and amortization	184,076	213,798	64,432	74,074	276,393
Financing expenses, net	455,478	417,319	169,275	138,718	519,716
Profit (loss) from sale of property, plant and equipment	441	(156)	(25)	(91)	(515)
Share-based payments	-	887	-	288	889
Income tax expenses	1,317	788	864	540	1,128

Change in trade receivables	(7,365)	5,299	(4,888)	(5,257)	9,251
Change in other accounts receivable	4,604	(769)	2,986	(1,306)	3,130
Change in trade payables and service providers	(47,715)	8,002	(62,752)	(868)	32,457
Change in other payables and provisions	30,410	565	41,228	8,298	(71,868)
Increase in broadcasting rights, net of rights exercised	(32,221)	(12,851)	(9,046)	(3,563)	(26,082)
Change in employee benefits	11	(126)	(29)	(207)	(605)
	589,036	632,756	204,052	210,626	743,894

Income tax paid	(1,317)	(788)	(864)	(540)	(1,128)
Net cash from operating activities	298,541	394,341	82,509	134,201	513,149

Cash flows from investment activities
Proceeds from the sale of property, plant and equipment	224	354	52	156	747
Acquisition of property, plant and equipment	(179,241)	(156,638)	(75,056)	(51,634)	(207,741)
Payments for software licenses	(32,955)	*(22,931	(11,515)	*(11,941)	(32,181)
Payments for subscriber acquisition	-	*(23,278)	-	*(3,761)	(24,414)
Net cash used in investment activities	(211,972)	(202,493)	(86,519)	(67,180)	(263,589)

The attached notes are an integral part of these condensed interim financial statements.

 * Reclassified

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements as at September 30, 2012

Condensed Interim Statements of Cash Flow (Contd.)

	For the nine month period ended		For the three month period ended		For the year ended
	September 30		September 30		December 31
	2012	2011	2012	2011	2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Cash flows from financing activities
Repayment of bank loans	(423,235)	(84,851)	(399,856)	-	(97,277)
Repayment of debenture principal	(58,211)	(57,271)	(58,211)	(57,271)	(57,271)
Short-term bank credit, net	83,655	(79,660)	84,097	6,076	(85,294)
Payment for financing lease obligation	(972)	(397)	(322)	(397)	(768)
Interest paid	(96,133)	(88,221)	(36,748)	(35,418)	(114,178)
Issue of debentures, net	395,002	118,553	395,002		118,553
Net cash used for financing activities	(99,894)	(191,847)	(16,038)	(87,010)	(236,235)

Increase in cash and cash equivalents	(13,325)	-	20,048	(19,990)	13,325
Cash and cash equivalents at the beginning of the period	13,325	-		19,990	-
Cash and cash equivalents at the end of the period	-	-	20,048	-	13,325

The attached notes are an integral part of these condensed interim financial statements

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 1 –REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head offices are located at 6 Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications for satellite television broadcasts (“the License”). The License is valid until January 2017 and may be extended for an additional six years under certain conditions. The Company's operations are subject, inter alia, to the Communications Law (Telecommunications and Broadcasts), 1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Pursuant to its license, Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), is required to maintain full structural separation between it and its subsidiaries, and between it and the Company. Additionally, under the licenses of the Company and Bezeq, there are restrictions on the joint marketing of services (service bundles).

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Antitrust Law, 1988) between the Company and Bezeq by exercising the options held by Bezeq into Company shares, subject to certain conditions, and ruled against the merger.

In October 2012 the Antitrust Authority notified the Company that in its opinion the cooperation between it and Bezeq in the marketing of a joint service bundle constitutes cooperation between (potential)  competitors in the competitive arena (as a result of the above-mentioned Supreme Court decision), which can be deemed to be a cartel arrangement (even if it complies with the terms of the broadcasting license) requiring approval pursuant to the Antitrust Law, and that the Commissioner does not intend to grant an exemption from the requirement for approval of such an arrangement.

The Company believes that as a result of the development of competition between the telecommunications groups and the increasing importance of providing comprehensive communications services, if the restrictions on Bezeq’s control of the Company and on Bezeq’s cooperation with it remain intact, the adverse effect of these restrictions on the Company’s results is liable to increase.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of compliance with international reporting standards

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not contain all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2011 (“the annual statements”). In addition, these condensed interim financial statements have been prepared in accordance with the provisions of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Company's Board of Directors on October 30, 2012.

B.	Use of estimates and judgments

The preparation of the condensed financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

  NOTE 3 - ACCOUNTING POLICY

A.
The main points of the accounting policy will be applied in these condensed interim financial statements in a manner consistent with those applied in the annual financial statements for the year ended December 31, 2011, except as described below:

Recognition of actuarial gains or losses

The Company does not produce an updated actuarial assessment for measuring employee benefits in every interim reporting period unless there are significant changes during the interim period in the principal actuarial assumptions in a defined benefit plan: discount rate, expected return on plan assets, employee leave rate and the rate of future salary increases. As a result, actuarial gains or losses are not recognized in the reporting period.

B.
Further to that stated in Note 3 (15) (2) regarding the main points of the accounting policy in the annual financial statements regarding the amendment to IAS 19 "Employee Benefits" (“the amendment”), the Company has reviewed the implications on the financial statements of implementation of the amendment. The Company believes that amendment of the standard will not have a material effect on the financial statements.

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company's losses in 2011 amounted to NIS 230 million and losses in the nine months ended September 30, 2012 amounted to NIS 289 million. As a result of these losses, the Company's capital deficit and working capital deficit as at September 30, 2012 amounted to NIS 3,939 million and NIS 628 million, respectively. See also note 6.

B.	1.	As at September 30, 2012, the Company is in compliance with the financial covenants under the financing agreements and the debentures.

2.
The Company's management believes that the financial resources at its disposal will be sufficient for the Company’s operations for the coming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements for the coming year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it. In recent years the Company was required to raise external financial resources intended, inter alia, to expand its investments. At the reporting date, a significant increase in its investments will require an expansion of the financial resources at its disposal. In addition, see Note 6 which describes the material events in the balance sheet period.

NOTE 5 – CONTINGENT LIABILITIES

Legal claims

Legal claims have been filed against the Company or various legal proceedings are pending against it (in this section: “legal claims”).

In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the legal claims, appropriate provisions have been included in the financial statements where provisions are required to cover the exposure resulting from such legal claims.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 5 – CONTINGENT LIABILITIES (CONTD.)

As at September 30, 2012, the exposure resulting from the legal claims filed against the Company in respect of various matters amounts to NIS 196,116,000. These amounts and all the amounts of the claims in this note do not include interest and linkage.

Following is a description of the material legal claims against the Company as at September 30, 2012 classified by groups with similar characteristics.

A.	Employee claims

During the normal course of business, employees and former employees filed collective and individual claims against the Company. Most of these claims are for alleged non-payment of salary components and delay in salary payment. As at September 30, 2012, these claims amounted to

NIS 54,676,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 1,530,000, where provisions are required to cover the exposure resulting from such claims.

B.	Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly motions for certification of class actions (and claims by virtue thereof) which are usually allegations of unlawful collection of money and harm to the services provided by the Company. As at September 30 2012, these claims amounted to NIS 141.040,000. In the opinion of the management of the Company, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions of NIS 2,795,000 where provisions are required to cover the exposure resulting from such claims.

C.	Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed various claims against the Company. As at September 30, 2012, these claims amounted to

NIS 400,000. In the opinion of the Company's lawyers, financial resources will not be needed to dismiss these claims.

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD

A.
In May 2012 a debenture was signed by the Company and a number of institutional entities (“the lenders”) whereby the lenders would extend to the Company a loan of NIS 392 million (“the debenture”). The proceeds of the funds raised will be used for full repayment of the long-term credit granted to the Company by the banks. The loan was received by the Company in July 2012 after compliance with the conditions precedent set out in the debentures.

The loan granted under the debenture will be used to repay the principal in ten annual unequal installments, where from 2013 – 2017 the payment of the principal will be 8% of the par value of the debentures and in each subsequent year the payment of the principal will be 12% of the par value of the debentures.

The debenture bears annual interest of 6.4% payable in six-monthly installments. The principal and interest of the loan are linked to the CPI. Under the terms of the debenture, if the rating of the loan is downgraded to BBBil or its equivalent (the lower of the two) the annual interest will be increased by 0.5%, and for each additional notch the annual interest will increase by a further 0.25% throughout the period in which the downgraded rating remains in effect.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD (CONTD.)

In addition, the debenture stipulated various events (similar to the events stipulated in Deed of Trust B). The occurrence of these events (sometimes after an extension period) creates a right to demand immediate repayment of the loan, subject to the provisions of the debenture, including a demand for immediate repayment (not initiated by the Company) of another series of debentures issued or which will be issued by the Company and/or of debts owed by the Company to a financial institution subject to the terms set out in the debenture.

Under the provisions of the debenture, the Company must comply with the following two financial covenants every quarter (subject to the cure periods and cure terms determined in the debentures): (A) compliance with the total debt / EBITDA ratio – the ratio between the total debt (debts to the financial institutions listed in the debenture) at the end of the relevant quarter and the EBITDA of the Company in the 12-month period ending at the end of said quarter. The term “EBITDA” is defined – in relation to the period of any calculation – as the Company's total operating profit from ordinary operations (before financing expenses and taxes) plus depreciation and amortization, plus expenses which are included in the investments item of the Company's financial statements as at December 31, 2010 (and whose classification was changed to expenses as a result of accounting policy or directives from an authority) plus provisions and extraordinary non-recurring expenses.

The maximum ratio set out in the debenture for a trial period up to the end of 2013 will be 5, for a review period up to the end of 2015 the ratio will be 4.65, and for a review period up to the end of 2016 the ratio will be 4.3. (B) compliance with the debt / E-C ratio (EBITDA less CAPEX as defined in the agreement) will not exceed the maximum debt / E-C ratio set out in the debenture where until December 31, 2015 the ratio will be 9.5 and from January 1, 2016 the ratio will be 7.8.

The debenture determined certain restrictions regarding the distribution of dividends and repayment of shareholder loans similar to the restrictions applicable to Deed of Trust B. The financial condition ratio is lower (worse) than that applicable to Deed of Trust B.

The debenture is secured by charges similar to those created in favor of the holders of debentures (Series B). The lenders’ collateral will be of first and equal rank (pari passu) to the collateral created by the Company in favor of the banks to secure the bank credit for the collateral of the holders of debentures (Series A), the collateral of the holders of debentures (Series B) and the collateral financing the additional secured entities, if any. According to the debenture the Company may take credit secured by assets which represent collateral for the lenders subject to compliance with the general financial covenant relating to the debt / EBITDA ratio and if a secured series of debentures is issued, subject to submission of a rating report that the loan rating at that time will not be downgraded as a result of the issuance of the additional series.

In the event that Bezeq provides a guarantee in favor of the lenders, and as long as Bezeq's rating does not fall below (ilAA-) or its equivalent in another rating company (the lower of the two), the collateral granted to the lenders will be abolished and a number of provisions relating to the terms governing funding secured by the Company, the financial covenants, certain grounds for immediate repayment and the restrictions on the distribution of dividends and repayment of shareholder loans will be abolished. If such a guarantee is provided (and with certain changes also in the event of a merger between the Company and between Bezeq) the annual interest rate of the loan will be reduced by a further 1% (in other words to 5.4%, but no lower than the yield of Bezeq's debenture 6 after an adjustment for the difference in duration, and in any event no higher than 6.4%). Interest additions for a fall in the loan rating, if any, will also be abolished.

In July 2012 the Company expanded its debenture series (Series B) by issuing additional debentures in the sum of NIS 10 million, the proceeds of which, together with the funds from the debenture loan, were used in full repayment of the long-term bank credit.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 6 –EVENTS IN THE BALANCE SHEET PERIOD (CONTD.)

In May 2012 S&P Maalot gave the Company's debenture and the expansion of its debenture (Series B) a rating of ilA- in respect of the funds raised in the amount of NIS 450 million par value.

In July 2012 after the conditions precedent determined in the debenture were fulfilled, the Company made full repayment of its long-term bank credit (by means of a loan provided in accordance with the debenture and in consideration of an expansion of the Company's debenture series (Series B)). With this repayment an amendment to the financing agreement (“the agreement amendment” and “the amended financing agreement” was validated. Under the amended financing agreement the amount of the Company's ongoing credit facility was increased to NIS 170 million, but use of this facility was restricted to the Company's total working capital requirements (calculated on the basis of the formula set out in the amended financing agreement which is dependent on the Company's receivables balance, the amount of unexercised broadcasting rights, the depreciated cost of the decoders and the Company's payables balance according to its financial statements). In addition, under the amended financing agreement the undertakings and restrictions imposed on the Company by the financing agreement were either abolished or reduced (including those relating to compliance with the business plan, third-party liabilities, interested-party transactions, purchase of securities in other corporations, public securities offering and mandatory repayment of surplus cash or debenture issues). The provisions of the amendment to the agreement also abolished the collateral created by Bezeq and Eurocom DBS in favor of the banks to secure the Company's bank credit and the undertakings they made to the banks in connection with the Company's bank credit, among them Bezeq's guarantee to the banks.

The new financing agreement abolished the financial covenants which had been valid and which were replaced by the Company's quarterly obligation to comply with two financial covenants which were identical to those set out in the new debenture.

The amended financing agreement also determined that a demand for immediate repayment or the existence of grounds to make a demand for immediate repayment of amounts owed by the Company to debenture holders, other banks or financial institutions constitutes grounds for immediate repayment of the bank credit. According to the amended financing agreement, if the rating of the loan is downgraded by S&P Maalot to ilBBB (or its equivalent by another rating company, the lower of the two) the annual interest paid to the banks for each additional notch will increase by 0.25% on the rating scale throughout the period in which the downgraded rating remains in effect (unless according to the debenture the downgraded rating does not grant any lender additional interest for the loan owing to the Bezeq guarantee in its favor).

For further details of debentures A and B, see Note 14 to the Company's annual financial statements as at December 31, 2011.

B.
In September 2012 the agreements to defer some of the payments owed by the Company to Bezeq and Bezeq International were approved by virtue of the previous debt arrangements between the Company and themselves (in amounts of NIS 27 million and NIS 6 million respectively). According to the agreements the payments will be deferred for an 18-month period during which they will bear interest at the rate of prime + 4%.

NOTE 7 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.	In October 2012 S&P Maalot ratified the ilA- rating for the Company and for each of its debenture series (including the debenture described in section 6 above) with a stable outlook for the Company.

B.	See Note 1 regarding the announcement from the Antitrust Authority from October 2012.

DBS Satellite Services (1998) Ltd.

Notes to the Financial Statements

NOTE 8 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD OF DIRECTORS FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, on October 30, 2012 the Company’s Board of Directors authorized David Efrati, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at September 30, 2012.